Exhibit 99.28
Media release

Rio Tinto’s Australian supplier portal

29 January 2020

Rio Tinto is committed to paying small and medium business suppliers with up to $1 million of annual expenditure within 30 days of receipt of invoice. This is in line with the Australian Supplier Payment Code.

Rio Tinto is continually striving to improve supplier experiences, and on-time supplier payments rates, which currently stands at approximately 96 per cent.

Last year, Rio Tinto introduced a voluntary online portal to offer suppliers greater transparency on their payment status, including viewing invoices and tracking payments. Feedback regarding the portal has been largely positive, with suppliers reporting favourably on the added ability to track payments.

The portal also provided an option for discounted accelerated payments for those requiring shorter payment terms than the agreed 30 days.

After review, Rio Tinto will no longer offer this accelerated payment option and will work on transition arrangements for those suppliers, representing about 3 per cent of Rio Tinto’s 10,000 Australian suppliers that had selected the option.

Rio Tinto chief commercial officer Simon Trott said “Our suppliers are vital to our business success and we will continue to work to improve our partnerships with them. A supply chain of strong local suppliers is good for our business, good for local communities and good for the economy. We are committed to the Australian Supplier Payment Code.

“We are concerned about any reports that suggest we are not meeting supplier expectations and encourage suppliers to work with us and continue providing feedback about how our processes can be enhanced.”

A telephone hotline is being established for suppliers to contact Rio Tinto on this issue. Suppliers can email VendorFeedback@riotinto.com for further information in the interim.

Across Australia, Rio Tinto spends billions with local suppliers every year and continues to work with them to improve the partnerships and ensure increased opportunities for local communities.

Rio Tinto has a strong local procurement strategy designed to increase opportunities for Australian businesses to be a part of the Rio Tinto supply chain. Procurement practices, and those of Rio Tinto contractors, help sustain many Australian businesses and, in turn, local communities. Aboriginal businesses and charities are offered favourable terms on payments by Rio Tinto.

In 2018, Rio Tinto spent $4.4 billion with around 1800 WA-based businesses, including $281 million with Pilbara-based businesses. At its Amrun bauxite mine in far north Queensland, Rio Tinto has spent more than $2 billion with 1,130 Australian suppliers, including more than 770 Queensland businesses during construction.

Contacts

media.enquiries@riotinto.com
riotinto.com
Follow @RioTinto on Twitter

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